PRESS RELEASE

Genzyme Product Supply Update

- CVR Production Milestone unlikely to be met -

Paris, France - July 28, 2011 - Sanofi (EURONEXT: SAN; NYSE: SNY) updates on Genzyme product supply.

Since the beginning of the year, Genzyme has been able to supply Cerezyme® (imiglucerase for injection) to patients globally at normal dosing levels and has maintained consistent supply of Fabrazyme® (algalsidase beta) to current patients at a reduced dose.

Genzyme continues to make progress at its Allston Landing manufacturing plant and the company is on track with requirements of the Consent Decree. The company will no longer perform fill/finish operations within the Allston facility, which is ahead of the August 31 Consent Decree deadline for products sold outside of the United States. Nevertheless, based upon actual production trends to date and lead times to release products for the market, Sanofi does not expect that the 2011 Contingent Value Right (NASDAQ: GCVRZ) Production Milestone will be met.

To return to normal supply levels of Fabrazyme for existing and new patients, it will be necessary to utilize the additional capacity from Genzyme’s new manufacturing facility in Framingham, Massachusetts. The company expects to be able to provide product made in Framingham within the first quarter of 2012. This timeline is subject to successful completion of process validation currently underway at the facility and regulatory authorities’ approval.

Sanofi and Genzyme are committed to providing normal, uninterrupted therapy for all patients as soon as possible and are devoting the resources to achieve this objective.

The quarterly CVR Product Sales Statement is available on our website at: http://en.sanofi.com/investors/news/news.asp.

About Sanofi

Sanofi, a global and diversified healthcare leader, discovers, develops and distributes therapeutic solutions focused on patients’ needs. Sanofi has core strengths in the field of healthcare with seven growth platforms: diabetes solutions, human vaccines, innovative drugs, rare diseases, consumer healthcare, emerging markets and animal health. Sanofi is listed in Paris (EURONEXT: SAN) and in New York (NYSE: SNY).

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Forward Looking Statements

This press release contains forward-looking statements as defined in the Private Securities Litigation Reform Act of 1995, as amended. Forward-looking statements are statements that are not historical facts. These statements include projections and estimates and their underlying assumptions, statements regarding plans, objectives, intentions and expectations with respect to future financial results, events, operations, services, product development and potential, and statements regarding future performance. Forward-looking statements are generally identified by the words “expects”, “anticipates”, “believes”, “intends”, “estimates”, “plans” and similar expressions. Although Sanofi’s management believes that the expectations reflected in such forward-looking statements are reasonable, investors are cautioned that forward-looking information and statements are subject to various risks and uncertainties, many of which are difficult to predict and generally beyond the control of Sanofi, that could cause actual results and developments to differ materially from those expressed in, or implied or projected by, the forward-looking information and statements. These risks and uncertainties include among other things, the uncertainties inherent in research and development, future clinical data and analysis, including post marketing, decisions by regulatory authorities, such as the FDA or the EMA, regarding whether and when to approve any drug, device or biological application that may be filed for any such product candidates as well as their decisions regarding labeling and other matters that could affect the availability or commercial potential of such products candidates, the absence of guarantee that the products candidates if approved will be commercially successful, the future approval and commercial success of therapeutic alternatives, the Group’s ability to benefit from external growth opportunities as well as those discussed or identified in the public filings with the SEC and the AMF made by Sanofi, including those listed under “Risk Factors” and “Cautionary Statement Regarding Forward-Looking Statements” in Sanofi’s annual report on Form 20-F for the year ended December 31, 2010. Other than as required by applicable law, Sanofi does not undertake any obligation to update or revise any forward-looking information or statements.

Contacts:
Media Relations	Investor Relations
Jean-Marc Podvin	Sébastien Martel
Tel.: + (33) 1 53 77 46 46	Tel.: + (33) 1 53 77 45 45
mr@sanofi.com	ir@sanofi.com

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